Commission file number: 1-10817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Second Report for the Month of March 2002

CELLTECH GROUP PLC
(Name of Registrant)

208 Bath Road
Slough
Berkshire
SL1, 3WE
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

The Report contains a copy of the following:

(1) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of CGNU plc and Morley Fund Management Limited (a subsidiary of CGNU), dated 12th March 2002.

(2) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of Barclays Bank PLC, dated 22nd March 2002.

(3) Notification to the London Stock Exchange of Major Interests of Directors and Connected Persons, dated 28th March 2002, filed on behalf of Mr. J. Baker.

(4) Press Release, "Celltech and Seattle Genetics Announce Antibody-Drug Conjugate Collaboration", dated 28th March 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC
(Registrant)

By: ______________________
Peter Allen
Chief Financial Officer

Dated: April 8, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Celltech Group plc

2) Name of shareholder having a major interest

CGNU plc and Morley Fund Management Limited (a subsidiary of CGNU)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 2,632,331

BT Globenet Nominees Ltd 5,500

Chase GA Group Nominees Ltd 2,387,638

CUIM Nominee Ltd 2,844,445

RBSTB Nominees Ltd 206,655

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

237,115

8) Percentage of issued class

0.08%

9) Class of security

Ordinary 50p Shares

10) Date of transaction

12th March 2002

11) Date company informed

15th March 2002

12) Total holding following this notification

8,076,569

13) Total percentage holding of issued class following this notification

2.93%

14) Any additional information

No longer have a notifiable interest

15) Name of contact and telephone number for queries

Anita Dowling (01753) 777106

16) Name and signature of authorised company official responsible for making this notification
Anita Dowling
Date of notification 15th March 2002

On 14th March 2002, awards were made to certain directors of Celltech Group plc conferring rights to ordinary shares in the Company under the terms of the Celltech Group plc Deferred Bonus Plan. The shares subject to such awards will be held in the Celltech Group plc Employee Share Trust during the two year vesting period (with one half of the award vesting after twelve months and the balance after two years). The details of the awards are:

Name	**Shares at a price of £5.88 per Share**
Dr Peter Fellner	31,462
(Chief Executive Officer)	
Mr Peter Allen	17,523
(Chief Financial Officer)	
Dr Melanie Lee	12,986
(Research & Development Director)	

AUS :- 235545

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Celltech Group plc

2) Name of shareholder having a major interest

Barclays Bank PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Unknown

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

unknown

8) Percentage of issued class

unknown

9) Class of security

Ordinary 50p shares

10) Date of transaction

20th March 2002

11) Date company informed

22nd March 2002

12) Total holding following this notification

8,226,247

13) Total percentage holding of issued class following this notification

2.99%

14) Any additional information

No longer have a notifiable interest

15) Name of contact and telephone number for queries

Anita Dowling (01753) 777106

16) Name and signature of authorised company official responsible for making this notification
Anita Dowling
Date of notification 22nd March 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Celltech Group plc

2) Name of director

Mr J Baker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jointly held with spouse

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Jointly held with spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7) Number of shares/amount of stock acquired

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

2,373 shares

10) Percentage of issued class

0.0008%

11) Class of security

Ordinary 50p Shares

12) Price per share

£6.445

13) Date of transaction

28th March 2002

14) Date company informed

28th March 2002

15) Total holding following this notification

11,500 shares

16) Total percentage holding of issued class following this notification

0.004%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Anita Dowling (01753) 777106

25) Name and signature of authorised company official responsible for making this notification
Anita Dowling

Date of Notification.28th March 2002

News Release

CELLTECH

28th March 2002

Celltech and Seattle Genetics Announce Antibody-Drug Conjugate Collaboration

Slough, England and Bothell, WA – March 27, 2002 – Celltech Group plc (LSE: CCH; NYSE: CLL) and Seattle Genetics, Inc. (NASDAQ: SGEN) today announced a multi-target collaboration to use Seattle Genetics' antibody-drug conjugate technology with Celltech's antibody fragments directed against specific diseases, including immunological targets.

Seattle Genetics has developed synthetic, highly potent, novel drugs that can be used as payloads to dramatically increase the potency of monoclonal antibodies in situations where cell destruction is required. To attach these drugs to antibodies, Seattle Genetics has developed proprietary linkers that are stable in the bloodstream but release drugs under the conditions inside of target cells. Seattle Genetics will provide Celltech with broad access to its antibody-drug conjugate technology for use with multiple target antigens. Celltech will utilize this technology towards developing therapeutic antibody fragments linked to these toxic payloads to target and kill diseased cells.

Under the terms of the multi-year agreement, Celltech will pay an upfront technology access fee and progress-dependent milestone payments that could potentially total in excess of $30 million across all targets. In addition, Celltech will pay research and reagent fees and royalties on net sales of any resulting products. Celltech will be responsible for product development, manufacturing and marketing of any products generated through the collaboration.

Dr. Melanie Lee, Director of Research & Development at Celltech, commented: "Access to Seattle Genetics' novel antibody-drug conjugate technology allows us to expand our proprietary antibody fragment platform into applications which require cell destruction. We believe that the combination of these two state-of-the-art technologies will facilitate the next generation of treatments for immunological and other diseases, and further strengthens Celltech's leading position in antibody therapeutics."

"We believe there is great potential for antibody-drug conjugates as therapeutic agents," stated Clay B. Siegall, Ph.D., President and Chief Scientific Officer at Seattle Genetics. "We are excited to collaborate with Celltech, a leader in the monoclonal antibody field as well as a pioneer in antibody-drug conjugates."

//

News Release

CELLTECH

Contacts:

Celltech:

Dr. Melanie Lee	Director of Research & Development	(44) (0) 1753 534655
Richard Bungay	Director of Corporate Communications & Strategic Planning	
Jon Coles	Brunswick (London)	(44) (0) 207 404 5959
Cindy Leggett-Flynn	Brunswick (New York)	(212) 333-3810

Seattle Genetics:

Peggy Pinkston	Manager, Investor Relations	(425) 527-4160
ppinkston@seagen.com		

About Celltech

Celltech Group plc is one of Europe's largest biopharmaceutical companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses significant drug discovery capabilities, including a leading position in antibody engineering. With its partner, Wyeth, Celltech developed the first FDA-approved antibody targeted chemotherapeutic, Mylotarg™, currently approved in the US for use in relapsed AML patients aged 60 years or over. Celltech also has a number of novel PEGylated antibody fragments in development, including CDP870, being developed with partner Pharmacia for rheumatoid arthritis and Crohn's disease. More information about Celltech can be found at www.celltechgroup.com.

About Seattle Genetics

Seattle Genetics discovers and develops monoclonal antibody-based therapeutics to treat cancer and related diseases. The Company has four technologies: engineered monoclonal antibodies, antibody-drug conjugates (ADC), single-chain immunotoxins and antibody-directed enzyme prodrug therapy (ADEPT). Seattle Genetics has built a diverse portfolio of product candidates targeted to many types of human cancers, including three currently being tested in multiple ongoing clinical trials. Seattle Genetics has agreements with many organizations including Genentech, Genencor International, Medarex, Aventis, Bristol-Myers Squibb, and Eos Biotechnology. More information about Seattle Genetics can be found at www.seattlegenetics.com.

FOR CELLTECH: Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward looking statements contained within this document. In particular certain statements with regard to the potential benefits of Seattle Genetics' toxin and linker technology in the discovery and development of commercial therapeutic antibody products, the compatibility of this technology with Celltech's own technologies, and the ability to access suitable disease targets , are forward looking in nature. By their nature forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. The following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or

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